May 8, 2014

Via EDGAR

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:    HEICO Corporation
Form 10-K for the Fiscal Year Ended October 31, 2013 (“the Form 10-K”)
Filed December 19, 2013
File Number 001-04604

Dear Ms. Cvrkel:

This letter responds to your letter to our Chief Financial Officer, dated May 6, 2014.

We have reproduced below your numbered comments, followed by our response on behalf of HEICO Corporation (“the Company”).

Form 10-K

Financial Statements, page 48

Notes to Consolidated Financial Statements, page 56

2. Acquisitions, page 66

1.
We note that the purchase price of Reinhold Industries acquisition during fiscal 2013 of $133 million represents approximately 11% of your October 31, 2012 total assets. In this regard, it does not appear that you filed a report on Form 8-K to provide the disclosure requirements in Item 2.01 of Form 8-K regarding the completion of the acquisition of significant assets. Please advise, and if under the circumstances you were required to file a report on Form 8-K, but failed to do so, the report would not be considered to have been filed on a timely basis. Additionally, we would advise you to discuss and pre-clear with the Office of Chief Counsel in the Division of Corporation Finance any questions on your eligibility to use Securities Act Forms that are predicated on the current and timely filing of the company’s current and periodic reports. Refer to Instruction 4 of Item 2.01 in Form 8-K.

Company Response to Comment #1

In accordance with the disclosure requirements set forth under Item 2.01 of Form 8-K, the Company notes that a Form 8-K is required to be filed when the acquisition or disposition of a significant amount of assets, otherwise than in the ordinary course of business, is completed. Instruction 4(ii) of Item 2.01 of Form 8-K states, “An acquisition or disposition shall be deemed to involve a significant amount of assets if it involved a business (see 17 CFR 210.11-01(d)) that is significant (see 17 CFR 210.11-01(b)).” Based upon review of the aforementioned Regulation S-X references and Section 2040.1 of the Division of Corporation Finance Financial Reporting Manual (specifically page 83), the Company determined that for purposes of Instruction 4(ii) of Item 2.01, an acquisition of a business is significant if the significance tests pursuant to Rule 1-02(w) of Regulation S-X (i.e., the asset, income, or investment tests) meet the 20% level.

The Company evaluated its acquisition of Reinhold Industries ("Reinhold"), which was completed on May 31, 2013, under the previously mentioned standards and determined that Reinhold was an acquisition of a “business” as that term is defined in Rule 11-01(d). Specifically, Reinhold’s revenue-producing activity, physical facilities, employee base, market and distribution system, sales force, customer base, production rights, trade name, and operating rights substantially remained the same subsequent to its acquisition by the Company. In fact, the acquisition of Reinhold was structured as a merger in which Reinhold became a subsidiary of the Company. As such, the Company applied the 20% significance threshold pursuant to Rule 11-01(b) of Regulation S-X and noted the following results: asset test - 11.1%, investment test - 5.5% and income test - 6.3%.

The Company respectfully submits to the Staff that no Form 8-K was required to be filed as a result of the Company acquiring Reinhold. The Company’s conclusion that a Current Report on Form 8-K for the acquisition of the Reinhold “business” was based on the aforementioned analysis of significance.

6. Income Taxes, page 80

2.	Please revise your tax footnote to disclose the components of income before income tax expense (benefit) as either domestic or foreign. Refer to the Rule 4-08(h) of Regulation S-X.
Company Response to Comment #2

In response to the Staff’s comment, the Company will provide the requested information in its future filings. As an example, please see below the type of disclosure that will be provided in the Company’s future annual filings, and when applicable in its interim filings, to address the requirements of Rule 4-08(h) of Regulation S-X.

The components of income before income taxes and noncontrolling interests are as follows (in thousands):

	Year ended October 31,
	2013	2012	2011
Domestic	$168,643	$157,189	$137,177
Foreign	12,118	3,986	1,176
Income before taxes and noncontrolling interests	$180,761	$161,175	$138,353

The undersigned on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments on the material provided, please contact me.

Sincerely,

/s/ Carlos L. Macau, Jr.

Carlos L. Macau, Jr.
Executive Vice President - Chief Financial Officer

Cc: United States Securities and Exchange Commission
Heather Clark

United States Securities and Exchange Commission
Jean Yu

3